UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2019

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

4, rue Lou Hemmer, L-1748 Luxembourg Findel
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: July 31, 2019.
By: /s/ Carlos López-Abadía Name: Carlos López-Abadía Title: Chief Executive Officer By: /s/ Mauricio Montilha Name: Mauricio Montilha Title: Chief Financial Officer

July 31, 2019

# Atento

## Fiscal 2019
## Second Quarter Results

**Investor Relations**
Shay Chor
shay.chor@atento.com

Fernando Schneider
fernando.schneider@atento.com

ATENTO



# Disclaimer

This presentation has been prepared by Atento. The information contained in this presentation is for informational purposes only. The information contained in this presentation is not investment or financial product advice and is not intended to be used as the basis for making an investment decision. This presentation has been prepared without taking into account the investment objectives, financial situation or particular needs of any particular person.

This presentation contains forward-looking statements within the meaning of the U.S. federal securities laws, that are subject to risks and uncertainties. All statements other than statements of historical fact included in this presentation are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue", the negative thereof and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. These forward-looking statements are based on assumptions that we have made in light of our industry experience and on our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you consider this presentation, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (some of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results and cause them to differ materially from those anticipated in the forward-looking statements. Other factors that could cause our results to differ from the information set forth herein are included in the reports that we file with the U.S. Securities and Exchange Commission. We refer you to those reports for additional detail, including the section entitled "Risk Factors" in our Annual Report on Form 20-F.

Because of these factors, we caution that you should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this presentation after the date of this presentation.

The historical and projected financial information in this presentation includes financial information that is not presented in accordance with International Financial Reporting Standards ("IFRS"). We refer to these measures as "non-GAAP financial measurers." The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS.

Additional information about Atento can be found at www.atento.com.

# Business Highlights & Strategic Overview

## Carlos López-Abadía, CEO

ATENTO

# Second Quarter 2019 Highlights

- **Solid second quarter results on normalized basis**, highlighted by sequential improvements in revenue and profitability.
- **Positive cash flow generation**, despite extraordinary items and acquisitions.
- **Tracking against plan and reiterating 2019 guidance.** First half financial results, combined with early progress against transformation plan, increases confidence in full-year outlook.
- **Remain focused on Business Priorities** of profitable growth and digital acceleration.
- **Resumed share buyback plan**. Cash flow generation, progress on transformation plan with solid results and forecast leads us to resume buyback.

# How can Atento win in this industry context?

**1** Improve profitability in existing operations

**2** Accelerate exposure to services, verticals and geographies with higher growth & profitability

## Operational Improvements
(transforming the core)

- Operational Excellence
- Sales Excellence
- SG&A & Expend Optimization
- Global Organization & Governance

## Next Gen Services and Digital Acceleration
(value offer transformation)

- High value voice
- Integrated multichannel
- Back office

## New Growth Avenues
(geographies/others)

- Geographies expansion
- New verticals/vertical specific solutions

# Executing our Transformation Plan

**Operational Improvements: Profitability improvement & reliability**

- Launched Operational Excellence initiative
  - Rightsizing and consolidating business across regions
  - Implementing shared services and best practices in program operations
- Implementing Sales Excellence program: sell more, sell on better terms, sell advanced services
- Executing back-office spend optimization: SG&A, external spend
- Deploying rigorous process and management system, with focus on results accountability

**Speed up next generation services and solutions expansion, build basis for growth**

- Focusing on high-value voice, integrated multi-channel and back office BPO
- Making strategic digital and solutions investments, such as RBrasil and Interfile acquisitions
- Growing in digital and value-added solutions, already offsetting declines in traditional voice business

**Tracking to $25 – $35 million in extraordinary items in first nine months of 2019**

- Funding transformation with operating cash flow

# Second Quarter 2019 Summary

- Solid second quarter results
- Making early progress against our transformation plan
- Planning to fund the plan with operating cash flow
- Resumed share buy-back program in June
- Reiterating 2019 guidance
- Remain confident in our ability to execute against near-term objectives and capture long-term opportunities

**We have the assets and determination to succeed and lead next generation CX BPO**

ATENTO

# Financial Results Highlights
## Mauricio Montilha, CFO

# Q2 2019 Results Highlights

| US$ MM Except per share | Q2 2019 | Q2 2018 | CC Growth (%) [1] | YTD 2019 | YTD 2018 | CC Growth (%) [1] |
|---|---|---|---|---|---|---|
| P&L | | | | | | |
| Revenue | 441.1 | 473.4 | 2.5% | 877.8 | 963.8 | 2.2% |
| EBITDA [2] | 42.6 | 49.1 | -6.7% | 84.5 | 98.8 | -5.0% |
| *EBITDA Margin (%)* | *9.6%* | *10.4%* | *-0.7 p.p.* | 9.6% | 10.3% | *-0.6 p.p.* |
| Net Income [4] | (6.6) | 4.0 | N.M | (52.2) | 2.4 | N.M |
| Recurring Net Income [2;3] | (1.1) | 14.8 | N.M | (7.2) | 22.1 | N.M |
| EPS [4] | (0.09) | 0.05 | N.M | (0.71) | 0.03 | N.M |
| Recurring EPS [2;3] | (0.01) | 0.20 | N.M | (0.10) | 0.30 | N.M |
| Cashflow, Debt and Leverage | | | | | | |
| FCF Bef. Int. and Acq. [5] | 24.6 | 43.3 | | (13.5) | 6.9 | |
| Cash and Cash Equivalents | 116.6 | 106.4 | | | | |
| Net Debt [6] | 571.5 | 372.9 | | | | |
| Net Leverage (x) [6] | 3.3 | 1.7 | | | | |

## Highlights[1]

- **Revenue: Multisector growth in all regions**
  - Consolidated revenues up 2.5% YoY in Q2, fueled by 3.4% growth in Brazil. On a sequential basis consolidated revenues grew by 2.7%
  - Multisector up 7.3% in Q2 and 5.9%YTD to 63.0% of total. On a sequential basis Multisector up 3.6%.
  - TEF revenues down 4.5% in Q2 and down 2.8% YTD, due to lower volumes in Brazil and Peru
- **Profitability vs. LY impacted by extraordinary items and lower volumes, but improved sequentially**
  - Q2 Reported EBITDA of $42.6 million includes $16.0 million positive effect from IFRS 16 adoption and negative $13.0 million from extraordinary items
  - Q2 and YTD EBITDA margin of 9.0% and 8.7%, respectively, ex IFRS 16 and extraordinary items, reflects a still challenging business environment in Americas
  - EBITDA margin ex IFRS 16 and extraordinary items improved 70 bps QoQ from 8.3% in Q1 2019 to 9.0% in Q2 2019
- **Reported EPS of ($0.09) in Q2**
  - Recurring EPS of $0.10, when adjusting for extraordinary items
- **FCF Bef. Int. and Acq. of $24.6 million, versus ($38.1) million in Q1 2019**
  - YTD negative FCF Bef. Int and Acq. Of $13.5 million reflecting expected seasonality and lower EBITDA in 2019 including extraordinary items
- **Net debt of $405.7 million when excluding $165.7 million from IFRS 16**
  - Net leverage of 2.9x when excluding the effect of IFRS 16 and 2.4x excluding both extraordinary items and effect of IFRS 16
  - $100 million bond retap concluded in April
- **Share buyback: 214k shares acquired in Q2 for a total amount of $0.5 million**

(1) Unless otherwise noted, all results are for Q2 2019; all revenue growth rates are on a constant currency basis, year-over-year. Please refer to the MD&A section of the Q2 2019 6K for more details. (2) EBITDA, Recurring Net Income/Recurring EPS are Non GAAP measures. For more information, see Glossary page. (3) Recurring Earnings and Recurring EPS attributable to Owners of the Parent Company. (4) Reported Net Income and Earnings per Share (EPS) include the impact of non-cash foreign exchange gains/losses on intercompany balances. (5) We define Free Cash flow before interest and acquisitions as operating cashflow minus Capex payments and income tax expenses. (6) Includes IFRS 16 impact in Net Debt and Leverage

# Brazil: Multisector revenue up 7.2% in Q2

| US$ MM | Q2 2019 | Q2 2018 | CC Growth (%) [1] | YTD 2019 | YTD 2018 | CC Growth (%) [1] |
|---|---|---|---|---|---|---|
| Revenue | 210.4 | 221.2 | *3.4%* | 428.7 | 460.1 | *4.8%* |
| Adjusted EBITDA[2] | 26.5 | 19.1 | *49.8%* | 54.3 | 45.5 | *32.1%* |
| Margin | 12.6% | 8.6% | *4.0 p.p.* | 12.7% | 9.9% | *2.8 p.p.* |
| Operating income/(loss) | (2.9) | (2.8) | *13.0%* | (8.9) | (4.0) | *142.2%* |

**Revenue Mix – Q2 2019**



28.4%
71.6%
TEF
Multisector

**Revenue Mix – YTD 2019**



29.0%
71.0%
TEF
Multisector

## Highlights[1]

- **Revenue growth of 3.4% in Q2 and 4.8% in YTD**
  - Multisector continues to drive growth, with revenues up 7.2% in Q2 and 7.8% YTD. On a sequential basis Multisector improved 1.7%
    - Revenues fueled by financial services, mainly from volume ramp up of new contracts acquired throughout 2018
    - New contracts with digital-born companies
  - TEF revenues down 5.0% in Q2 and down 2.0% YTD
  - Multisector mix up 1.9 p.p. YTD to 71.0%
- **Profitability: Adj. EBITDA margin of 12.6% in Q2 and 12.7% YTD**
  - Profitability of 9.8% in Q2 and 10.1% YTD when excluding extraordinary items and effects of IFRS 16:
    - Normalized Q2 Adjusted EBITDA margin 120 bps higher YoY reflects positive results of the adjustments made in 2018 and improved revenue mix
    - Ramp-up of new programs initiated in the quarter
  - Extraordinary items related to adjusting operations as anticipated and returning non-profitable contracts
- **Recognitions and awards**
    - EDP Brazil, in cooperation with Atento, attained the 2019 Smart Customer Award for innovations in Customer Experience Automation category

ATENTO

(1) Unless otherwise noted, all results are for Q2 2019; all growth rates are on a constant currency basis and year-over-year.
(2) EBITDA and Adj. EBITDA are Non GAAP measures. For more information, see Glossary page.

# Americas: Positive Multisector growth in Q2

| US$ MM | Q2 2019 | Q2 2018 | CC Growth (%) [1] | YTD 2019 | YTD 2018 | CC Growth (%) [1] |
|---|---|---|---|---|---|---|
| Revenue | 171.8 | 193.5 | *0.0%* | 333.5 | 384.1 | *-1.3%* |
| Adjusted EBITDA[2] | 18.6 | 26.1 | *-24.4%* | 32.7 | 47.1 | *-25.3%* |
| Margin | 10.8% | 13.5% | *-2.7 p.p.* | 9.8% | 12.3% | *-2.5 p.p.* |
| Operating income/(loss) | 0.4 | 7.6 | *-96.8%* | (7.2) | 9.5 | *N.M* |

## Revenue Mix – Q2 2019


37.3%
62.7%
TEF
Multisector

## Revenue Mix – YTD 2019


37.9%
62.1%
TEF
Multisector

## Highlights[1]

- **Revenues flat in Q2 and down 1.3% in YTD**
  - Multisector +6.2% YoY in Q2, recovering from a 2.7% YoY drop in Q1 2019. On a sequential basis, Multisector grew 7.5%
    - Higher volumes in Chile and Colombia, partially offset by continued challenging environment in Mexico
  - Multisector mix up 2.9 p.p. to 62.1% of total YTD
  - TEF revenues down 8.3% in Q2 and 7.0% in YTD, mainly due to lower volumes in Peru
- **Profitability: Adj. EBITDA margin of 10.8% in Q2 and 9.8% YTD**
  - Excluding extraordinary items and IFRS 16, Adjusted EBITDA Margin would have been 8.9% in both Q2 and YTD
    - Weak economic activity in Argentina and challenging business environment in Mexico impacting volumes in the Financials sector
    - Lower TEF volumes in Peru
    - High comparison basis, due the $5.1 million as insurance indemnity in Puerto Rico in Q2 2018
  - Extraordinary items related to rightsizing, mainly in Mexico and Chile
- **Recognitions and awards**
    - Atento recognized as one of the best places to work in Mexico and LATAM
    - Atento receives the 2019 Socially Responsible Company Distinction in Mexico and Argentina

(1) Unless otherwise noted, all results are for Q2 2019; all growth rates are on constant currency basis and year-over-year, and may differ from 6K due to certain intra-group eliminations

(2) EBITDA and Adj. EBITDA are Non GAAP measures. For more information, see Glossary page.

# EMEA: Continued Revenue Growth in both Multisector and Telefonica

| US$ MM | Q2 2019 | Q2 2018 | CC Growth (%) (1) | YTD 2019 | YTD 2018 | CC Growth (%) (1) |
|---|---|---|---|---|---|---|
| Revenue | 61.2 | 61.4 | *5.7%* | 123.3 | 125.3 | *5.5%* |
| Adjusted EBITDA (2) | 5.5 | 6.0 | *-3.8%* | 11.8 | 11.0 | *12.5%* |
| Margin | 9.0% | 9.7% | *-0.7 p.p.* | 9.6% | 8.8% | *0.8 p.p.* |
| Operating income/(loss) | 4.2 | 0.3 | *N.M.* | 0.2 | 0.7 | *-70.0%* |

## Revenue Mix – Q2 2019



40.1%
59.9%
TEF
Multisector

## Revenue Mix – YTD 2019



39.9%
60.1%
TEF
Multisector

## Highlights(1)

- **Revenues up 5.7% in Q2 and 5.5% YTD**
  - Multisector up 9.1% in Q2 and 8.3% YTD, reflecting new programs in the quarter, especially in utilities sector
  - Multisector mix at 39.9% YTD, +1.0 p.p. vs YTD 2018
  - Revenues from TEF increased 3.6% in Q2 and 3.7% YTD
- **Profitability: Adj. EBITDA margin of 9.0% in Q2 and 9.6% YTD**
  - Excluding extraordinary items and effect of IFRS 16, Adjusted EBITDA margin would have been 6.2% in Q2 and 7.2% YTD
  - Profitability down, despite revenue growth, due to
    - Low utilization rate in specific client program, with overcapacity to be reduced in coming quarters
  - Extraordinary items related to Digital Capability Investments / Training
- **Recognitions and awards**
  - Atento and Repsol Electricity & Gas won the Platinum Contact Center 2019 award for Best Customer Experience in the Energy sector

ATENTO

(1) Unless otherwise noted, all results are for Q2 2019; all revenue growth rates are on a constant currency basis and year-over-year. Please refer to the MD&A section of the Q2 2019 6K for more details.
(2) EBITDA and Adj. EBITDA are Non GAAP measures. For more information, see Glossary page.

# FCF in line with expected seasonality for first half

| Free Cash Flow (FCF) US$ MM | Q2 2019 | Q2 2018 | YTD 2019 | YTD 2018 |
|---|---|---|---|---|
| **Net Cash flow from/(used in) operating activities** | **26.5** | **49.5** | **(13.3)** | **9.5** |
| Add-Backs: Net Interest Paid | 4.6 | 6.0 | 23.0 | 26.2 |
| Add-Backs: Income Tax Paid | 10.7 | 6.0 | 14.4 | 10.5 |
| **Operating Cash Flow [(1)]** | **41.8** | **61.4** | **24.1** | **46.2** |
| Cash Capex [(2)] | (6.5) | (12.1) | (23.2) | (28.8) |
| Income Tax Paid | (10.7) | (6.0) | (14.4) | (10.5) |
| **Free Cash Flow before Interest and Acquisitions** | **24.6** | **43.3** | **(13.5)** | **6.9** |
| Acquisitions | (14.9) | 0.0 | (14.9) | 0.0 |
| Net Financial Expenses [(3)] | (4.6) | (6.0) | (23.0) | (26.2) |
| **Free Cash Flow (FCF)** | **5.1** | **37.3** | **(51.3)** | **(19.3)** |

## Highlights[(1)]

- **FCF of $5.1 million in Q2**
  - Acquired the remaining stakes of RBrasil and Interfile for $14.9 million, now owning 100% of both Companies
- **Cash flow before interest and acquisitions of $24.6 million, versus ($38.1) million in Q1**
  - YTD negative FCF Bef. Int and Acq. reflecting expected seasonality and lower EBITDA in 2019 including extraordinary items
- **Cash Capex totaled 2.6% of revenues YTD 2019**
  - Compares to 3.0% YTD 2018
  - Expected to catch up throughout the year within provided guidance
- **Resumed Share buyback program activity**
  - Atento acquired 214k shares in Q2 2019, at a $0.5 million total cost
  - At June 30, 2019, the remaining authorization to purchase outstanding shares was $21.3 million

(1) We define Operating Cash flow as Net Cash flow from/(used in) operating activities (as per 6K) adding back net interest and income tax expenses.
(2) Does not consider acquisitions
(3) Interest payments related to the 2022 SSN are done every February and August, until Bond maturity in August 2022. Therefore, cash settlement of hedging instruments can impact Q1 and Q3 of each year

# $100 million Bond re-tap concluded in April

| US$MM | Maturity | Interest Rate | Outstanding Balance 2Q19 |
|---|---|---|---|
| SSN [(1)] (USD) | 2022 | 6.125% | 499.9 |
| BNDES (BRL) | 2020 / 2022 | TJLP + 2.0% | 1.4 |
| Other borrowings and Leases | 2019 | - | 21.0 |
| Gross Debt | | | 522.3 |
| IFRS 16 | | | 165.7 |
| Gross Debt + IFRS 16 | | | 688.1 |
| Cash and Cash Equivalents | | | 116.6 |
| Net Debt | | | 571.5 |

**Debt Payment Schedule**
**$mm (@ Current FX of Jun-19)**



16
2
1
500
2H 2019
2020
2021
2022

## Highlights[(1)]

- **Cash and Cash equivalents of $116.6 million vs $106.3 million in Q2 2018**
  - Existing revolving credit facilities of ~$90 million ($85 million undrawn), implying liquidity of ~$200 million
- **Net debt of $405.7 million ex IFRS 16**
  - Average debt maturity of 3 years
  - Average cost of debt (LTM): 6.9% p.a.
- **Net leverage of 3.3x under IFRS 16**
  - 2.9x when excluding the effect of IFRS 16 and 2.4x excluding extraordinary items and effect of IFRS 16
- **Improved financial flexibility with $100 million re-tap of the 2022 SSN,** concluded in early April, mainly to:
  - Pre-pay Brazilian debt of $35 million and release use of RCFs in the amount of $28.4 million
  - Acquiring remaining stakes in RBrasil and Interfile
  - Resuming share buyback program

**Net Debt / EBITDA**
$MM



1.7x
1.8x
1.8x
2.4x
2.4x
372
361
326
390
406
Q2-18
Q3-18
Q4-18
Q1-19
Q2-19
Net Debt
Net Debt / EBITDA

(1) Cross currency swaps covers 100% of interest until maturity in Aug/2022

# Second Quarter 2019 Summary

- Solid second quarter results
- Making early progress against our transformation plan
- Planning to fund the plan with operating cash flow
- Resumed share buy-back program in June
- Reiterating 2019 guidance
- Remain confident in our ability to execute against near-term objectives and capture long-term opportunities

**We have the assets and determination to succeed and lead next generation CX BPO**

ATENTO

# Appendix

## About Atento
## Financial Reconciliations
## Debt Information
## Glossary

ATENTO

# About Atento



# Atento at a Glance

## Company Overview

- Leading CRM BPO provider in Latin America and the fourth largest globally by revenue
- Growing end-to-end solutions for clients across all verticals & dedicated digital business unit
- Long-standing relationships with blue-chip clients
- Superior pan-LatAm delivery platform
  - 100 contact centers in 13 countries globally
  - 151,000+ employees & 91,000+ workstations globally
- Unique people focus: only CRM BPO company among the 25 best multinationals to work for and the only LatAm-based company[1]
- Proven management team: strong constant currency growth with market share gains and stable margins despite severe LatAm macroeconomic recession

## Revenue Diversification Overview FY

Revenue by Offering, Vertical and Geography[2]



Offering
Services 72.1%
Solutions 27.9%
Vertical
Telco 44%
Financial Services 36%
Multi-Sector 20%
Geography
Brazil 48%
Americas 38%
EMEA 14%

**Source:** Company filings
(1) Awarded by the Great Place to Work Institute®
(2) As of Q2 2019

# We Have Evolved From A Call Center of Telefónica to LatAm's #1 CRM BPO Solutions Provider

| | 1999 | 2014-Present[(1)] | 2017+ |
|---|---|---|---|
| **Value Proposition** | ▪ TEF cost center<br>▪ Pure-play call center<br>▪ Limited geographic scope | ▪ Public Company<br>▪ Diversified CRM solutions<br>▪ #1 player in Latin America | |
| **Scope of Services** |  |  | |
| **Revenues ($Bn)** |  |  | |
| **Client Base** |  |  | |
| **Operational Platform** | <20k Workstations | 92k+ Workstations | |

Services
100%

Solutions
26.6%
Services
73.4%

<0.5

1.9

Non-TEF
~10%
TEF
~90%

TEF
39%
Non-TEF
61%

## 2017+

- ✓ Strengthen CRM BPO market leadership position, with whitespace remaining across verticals and geographies
- ✓ Expand addressable market via higher value-added solutions
- ✓ Accelerate profitable growth with mainstream digital
- ✓ Margin expansion due to world-class operating model

**Sources:** Company filings, press releases
(1) As of FY 2017

# Long-Lasting, Blue-Chip Client Base

## Highest client retention in the market, driven by excellence in service offering

### Loyal Client Base With Best-In-Class Retention

**Tech**

ORBITZ

*Global Transportation & Ridesharing App*

SAMSUNG

Lenovo

MOTOROLA

*Global Technology & Phone Company*

**Other**

Nestlé

MediaMarkt

McDonald's

interjet

FIAT

*Unilever*

*ConectCar*

Whirlpool

*98.7% Client Retention[1]*

10+ year relationship with ~60% of clients

5+ year relationship with 80% of clients [2]

**Financial Services**

BancoEstado

Santander

HSBC

Itaú

Bradesco

**Telcos**

Telefónica

SKY

vtr

Claro

oi

Sources: Company filings

(1) Client retention is based on an average of the last three years

(2) As of 2016; length of relationship statistic excludes Telefónica

# We Are The Only Scale Provider of Differentiated CRM BPO Solutions in LatAm

## Uniquely Positioned to Capture Digital Growth

### We Provide Differentiated End-To-End Customized Solutions



Omni-Channel
Customized Solutions
Data & Analytics
Vertical Expertise
Customer Experience

- ✓ Relevant role in the client's value chain with higher specialization and customization
- ✓ Fully integrated with client's tools and processes
- ✓ Intelligence and tools developed and provided by Atento
- ✓ Strong momentum with leading, tech-enabled, global customers

### The Only Platform to Serve Large Clients Across LatAm

2017 LatAm CRM BPO market share (%)



Mexico
21.5%(1)
Colombia
8.5%(1)
Brazil
26.6%
Peru
32.4%(1)
Chile
27.5%
Argentina
19.0%
Atento #1 position
Atento #4 position

Sources: Frost & Sullivan, Gartner

(1) Represents local market share (defined as revenues generated and invoiced in the country with local clients)

# Shareholders Structure

## Post IPO on Oct 2014

| | |
|---|---|
| Bain Capital | 62,660,015 |
| Free-float | 10,959,496 |
| Total Shares | 73,619,511 |

## Post Secondary Offering on Nov 2017

| | |
|---|---|
| Bain Capital | 48,520,671 |
| Free-float | 25,388,385 |
| Total Shares | 73,909,056 |

## As of March 31, 2019

| | |
|---|---|
| Bain Capital | 48,520,671 |
| Free-float | 25,565,913 |
| Treasury Shares | 1,319,773 |
| Total Shares | 75,406,357 |



15.2%
84.8%
Bain Capital
Free-float



34.4%
65.6%
Bain Capital
Free-float



1.8%
33.9%
64.3%
Bain Capital
Free-float
Treasury Shares

# Appendix

# Adjustments to EBITDA by Quarter

| ($ in millions) | Fiscal 2016 | | | | | Fiscal 2017 | | | | | Fiscal 2018 | | | | | Fiscal 2019 | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Q1 | Q2 | Q3[1] | Q4[1] | FY | Q1 | Q2 | Q3[1] | Q4[1] | FY[4] | Q1 | Q2 | Q3 | Q4[1] | FY[4] | Q1 | Q2 |
| **Profit/(loss) for the period** | **(4.4)** | **(7.8)** | **(0.5)** | **16.7** | **3.4** | **9.0** | **(3.7)** | **(10.1)** | **(8.9)** | **(13.6)** | **(1.7)** | **4.0** | **3.1** | **15.0** | **20.5** | **(45.6)** | **(6.6)** |
| Net finance expense | 19.5 | 28.2 | 22.3 | 37.7 | 107.8 | 12.0 | 19.1 | 37.7 | 24.7 | 93.5 | 19.6 | 21.9 | 18.3 | (4.2) | 55.6 | 17.3 | 19.1 |
| Income tax expense | 1.0 | 0.6 | 2.6 | 1.1 | 5.2 | 3.8 | 7.3 | (2.8) | 4.3 | 12.5 | 5.5 | (0.5) | 3.8 | 4.6 | 13.4 | (2.9) | (3.1) |
| Write-off of deferred tax assets | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 37.8 | - |
| Depreciation and amortization | 21.4 | 25.1 | 25.0 | 25.4 | 97.3 | 25.4 | 23.4 | 29.6 | 26.0 | 104.4 | 26.3 | 23.6 | 21.8 | 23.6 | 95.2 | 35.3 | 33.2 |
| **EBITDA (non-GAAP) (unaudited)** | **37.5** | **46.1** | **49.4** | **80.9** | **213.7** | **50.2** | **46.1** | **54.4** | **46.1** | **196.9** | **49.8** | **49.1** | **46.9** | **39.0** | **184.8** | **42.0** | **42.6** |
| Acquisition and integration related costs | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| Restructuring costs | 6.2 | 6.7 | 6.2 | 14.7 | 33.7 | 3.4 | 5.5 | 1.3 | 6.5 | 16.8 | - | - | - | - | - | - | - |
| Site relocation costs | 5.7 | 0.2 | 0.7 | 2.8 | 9.3 | - | - | - | - | - | - | - | - | - | - | - | - |
| Financing and IPO fees | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| Contingent Value Instrument | - | - | - | (41.7) | (41.7) | - | - | - | - | - | - | - | - | - | - | - | - |
| Asset impairments and Others | (0.4) | 1.2 | 4.2 | 1.9 | 6.9 | - | 0.9 | 4.0 | 2.5 | 7.3 | - | - | - | - | - | - | - |
| **Adjusted EBITDA (non-GAAP) (unaudited)** | **49.0** | **54.2** | **60.5** | **58.6** | **221.9** | **53.6** | **52.5** | **59.7** | **55.1** | **221.0** | **49.8** | **49.1** | **46.9** | **39.0** | **184.8** | **42.0** | **42.6** |
| **Adjusted EBITDA Margins** | **11.8%** | **12.1%** | **13.6%** | **13.3%** | **12.6%** | **11.5%** | **11.1%** | **11.9%** | **11.5%** | **11.5%** | **10.1%** | **10.4%** | **10.9%** | **9.2%** | **10.2%** | **9.6%** | **9.6%** |

(1) Information excludes the effect of Morocco business, which was divested in September, 2016.

(2) Additional detailed information can be found on the 4Q18 6K form of the Company on the topics related to Reconciliation of EBITDA and Adjusted EBITDA.

# IFRS 16 Effect

## Income Statement Effect

### Strong Effect on EBITDA

| | IFRS 16: Effect (1H 2019) |
|---|---|
| Revenue | |
| **EBITDA** | **29.7** |
| Depreciation & Amortization | (22.8) |
| **Operating Profit** | **6.9** |
| Finance costs | (9.2) |
| **(Loss)/profit before income tax** | **(2.3)** |
| Income tax expense | 0.0 |
| **(Loss)/profit after income tax** | **(2.3)** |

## Net Debt and Leverage Effect

### Leverage from 2.4x to 3.3x

| *US$MM* | Maturity | Interest Rate | Outstanding Balance 2Q19 |
|---|---|---|---|
| SSN [1] (USD) | 2022 | 6.125% | 499.9 |
| BNDES (BRL) | 2020 / 2022 | TJLP + 2.0% | 1.4 |
| Other borrowings | 2019 | - | 21.0 |
| Gross Debt | | | 522.3 |
| IFRS 16 | | | 165.7 |
| Gross Debt + IFRS 16 | | | 688.1 |
| Cash and Cash Equivalents | | | 116.6 |
| Net Debt | | | 571.5 |

ATENTO

(1) Does not consider other financial expenses (ag.WHT)

# Add-Backs to Net Income by Quarter

| ($ in millions, except percentage changes) | Fiscal 2016 | | | | | Fiscal 2017 | | | | | Fiscal 2018 | | | | | Fiscal 2019 | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Q1 | Q2 | Q3[(1)] | Q4[(1)] | FY[(1)] | Q1 | Q2 | Q3[(1)] | Q4[(1)] | FY[(1)] | Q1 | Q2 | Q3 | Q4[(1)] | FY[(1)] | Q1 | Q2 |
| **Profit/(Loss) attributable to equity holders of the parent** | (4.4) | (7.8) | (0.5) | 16.7 | 3.4 | 9.0 | (3.7) | (10.1) | (8.9) | (13.6) | (1.7) | 4.0 | 3.1 | 15.0 | 20.5 | (45.6) | (6.6) |
| Acquisition and integration related Costs | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| Amortization of Acquisition related Intangible assets | 5.4 | 6.2 | 6.5 | 6.3 | 24.2 | 6.8 | 4.3 | 5.7 | 5.6 | 22.4 | 5.7 | 5.3 | 5.1 | 5.1 | 21.2 | 4.8 | 6.3 |
| Restructuring Costs | 6.2 | 6.7 | 6.2 | 14.7 | 33.7 | 3.4 | 5.5 | 1.3 | 6.5 | 16.8 | - | - | - | - | - | - | - |
| Sponsor management fees | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| Site relocation costs | 5.7 | 0.2 | 0.7 | 2.8 | 9.3 | - | - | - | - | - | - | - | - | - | - | - | - |
| Financing and IPO fees | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| PECs interest expense | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| Asset impairments and Others | (0.4) | 1.2 | 4.2 | 1.9 | 6.9 | - | 0.9 | 4.0 | 2.5 | 7.3 | - | - | - | - | - | - | - |
| DTA adjustment in Spain | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| Net foreign exchange gain on financial instruments | (0.5) | (0.2) | 0.1 | (0.1) | (0.7) | - | 0.3 | 2.4 | (2.9) | (0.2) | 3.1 | (9.0) | 5.9 | - | 0.0 | - | - |
| Net foreign exchange impacts | 3.0 | 9.2 | 2.5 | 5.8 | 21.1 | (3.3) | 4.3 | 3.2 | 19.3 | 23.4 | 2.8 | 19.0 | 9.3 | (2.3) | 28.8 | 1.8 | 1.4 |
| Contingent Value Instrument | - | - | - | (26.2) | (26.2) | - | - | - | - | - | - | - | - | - | - | - | - |
| Financial Non Recurring | - | - | - | - | - | - | - | 17.7 | - | 17.7 | - | - | - | - | - | - | - |
| Depreciation Non Recurring | - | - | - | - | - | - | - | 2.8 | - | 2.8 | - | - | - | - | - | - | - |
| Other | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| Tax effect | (5.3) | (6.0) | (5.1) | (8.1) | (23.5) | (3.4) | (2.0) | (7.4) | (5.2) | (18.2) | (2.4) | (3.7) | (4.6) | (1.6) | (11.3) | 33.5 | (1.9) |
| **Adjusted Earnings (non-GAAP) (unaudited)** | 9.7 | 9.5 | 14.6 | 13.8 | 48.2 | 12.5 | 9.6 | 19.6 | 16.9 | 58.4 | 7.5 | 15.1 | 15.7 | 16.2 | 59.1 | (5.5) | (0.9) |
| **Adjusted Basic Earnings per share (in U.S. dollars) (*) (unaudited)** | 0.13 | 0.13 | 0.20 | 0.19 | 0.65 | 0.17 | 0.13 | 0.27 | 0.23 | 0.79 | 0.10 | 0.20 | 0.25 | 0.22 | 0.80 | (0.07) | (0.01) |
| **Adjusted Earnings attributable to Owners of the parent (non-GAAP) (unaudited)** | - | - | 14.5 | - | - | 12.5 | 9.4 | 17.6 | 15.9 | 55.2 | 7.8 | 14.3 | 18.4 | 15.7 | 57.2 | (6.1) | (1.1) |
| **Adjusted basic Earnings per share attributable to Owners of the parent (in U.S. dollars) (**) (unaudited)** | - | - | 0.20 | - | - | 0.17 | 0.13 | 0.24 | 0.21 | 0.75 | 0.10 | 0.19 | 0.25 | 0.21 | 0.77 | (0.08) | (0.01) |

(1) Information excludes the effect of Morocco business, which was divested in September, 2016.

(2) Additional detailed information can be found on the 4Q18 6K form of the Company on the topics related to Reconciliation of Adjusted Earnings to Profit/(loss).

# Effective Tax Rate

| ($ in millions, except percentage changes) | Fiscal 2016 | Fiscal 2017 | Fiscal 2018 | Q1 2018 | Q2 2018 | Q3 2018 | Q4 2018 | Q1 2019 | Q2 2019 |
|---|---|---|---|---|---|---|---|---|---|
| **Profit/(loss) before tax[1]** | **8.6** | **(1.0)** | **33.9** | **3.9** | **3.3** | **6.9** | **19.6** | **(10.6)** | **(9.7)** |
| **(+) Total Add-backs to Net Income (excluding tax effect)** | **68.3** | **90.2** | **50.0** | **11.5** | **15.3** | **20.3** | **2.8** | **6.7** | **7.7** |
| *Acquisition and integration related Costs* | - | - | - | - | - | - | - | - | - |
| *Amortization of Acquisition related Intangible assets* | *24.2* | *22.4* | *21.2* | *5.7* | *5.3* | *5.1* | *5.1* | *4.9* | *6.3* |
| *Restructuring Costs* | *33.7* | *16.8* | - | - | - | - | - | - | - |
| *Site relocation costs* | *9.3* | - | - | - | - | - | - | - | - |
| *Financing and IPO fees* | - | - | - | - | - | - | - | - | - |
| *Asset impairments and Others* | *6.9* | *7.3* | - | - | - | - | - | - | - |
| *DTA adjustment in Spain* | - | - | - | - | - | - | - | - | - |
| *Net foreign exchange gain on financial instruments* | *(0.7)* | *(0.2)* | *0.0* | *3.1* | *(9.0)* | *5.9* | - | - | - |
| *Net foreign exchange impacts* | *21.1* | *23.4* | *28.8* | *2.8* | *19.0* | *9.3* | *(2.3)* | *1.8* | *1.4* |
| *Contingent Value Instrument* | *(26.2)* | - | - | - | - | - | | - | - |
| *Financial Non Recurring* | - | *17.7* | - | - | - | - | - | - | - |
| *Depreciation Non Recurring* | - | *2.8* | - | - | - | - | - | - | - |
| *Other* | - | - | - | - | - | - | - | - | - |
| **= Recurring Profit/(loss) before tax (non-GAAP) (unaudited)** | **76.9** | **89.2** | **83.9** | **15.4** | **18.6** | **27.2** | **22.4** | **(4.0)** | **(2.0)** |
| **(-) Recurring Tax** | **(28.7)** | **(30.8)** | **(24.7)** | **(7.9)** | **(3.2)** | **(8.4)** | **(6.2)** | **(1.5)** | **1.2** |
| *Income tax expense (reported)* | *(5.2)* | *(12.5)* | *(13.4)* | *(5.5)* | *0.5* | *(3.8)* | *(4.6)* | *(35.0)* | *3.1* |
| *Tax effect (non-recurring)* | *(23.5)* | *(18.2)* | *(11.3)* | *(2.4)* | *(3.7)* | *(4.6)* | *(1.6)* | *33.5* | *(1.9)* |
| **= Adjusted Earnings (non-GAAP) (unaudited)** | **48.2** | **58.4** | **59.1** | **7.5** | **15.4** | **18.7** | **16.2** | **(5.5)** | **(0.9)** |
| **Recurring ETR** | **37.3%** | **34.5%** | **29.4%** | **51.3%** | **17.7%** | **31.1%** | **27.7%** | **38.2%** | **58.1%** |

(1) Profit/(loss) before income tax from continuing operations

# FX Rates

| FX Assumptions | Average | | | | | Average | | | | | Average | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Q1 2017 | Q2 2017 | Q3 2017 | Q4 2017 | FY 2017 | Q1 2018 | Q2 2018 | Q3 2018 | Q4 2018 | FY 2018 | Q1 2019 | Q2 2019 |
| Euro (EUR) | 0.94 | 0.91 | 0.85 | 0.85 | 0.89 | 0.81 | 0.84 | 0.86 | 0.88 | 0.85 | 0.88 | 0.89 |
| Brazilian Real (BRL) | 3.14 | 3.21 | 3.16 | 3.25 | 3.19 | 3.25 | 3.60 | 3.96 | 3.81 | 3.65 | 3.77 | 3.92 |
| Mexican Peso (MXN) | 20.32 | 18.56 | 17.82 | 18.98 | 18.92 | 18.71 | 19.42 | 18.98 | 19.85 | 19.24 | 19.20 | 19.12 |
| Colombian Peso (COP) | 2,922.44 | 2,919.17 | 2,976.69 | 2,986.81 | 2,951.28 | 2,858.33 | 2,838.34 | 2,961.69 | 3,162.98 | 2,955.34 | 3,135.29 | 3,240.94 |
| Chilean Peso (CLP) | 655.29 | 663.92 | 642.76 | 633.48 | 648.86 | 601.97 | 620.73 | 663.19 | 679.62 | 641.38 | 667.01 | 683.69 |
| Peruvian Soles (PEN) | 3.29 | 3.26 | 3.25 | 3.25 | 3.26 | 3.24 | 3.26 | 3.29 | 3.36 | 3.29 | 3.32 | 3.32 |
| Argentinean Peso (ARS) | 15.67 | 15.73 | 17.28 | 17.56 | 16.56 | 19.71 | 23.55 | 32.09 | 37.12 | 28.12 | 39.05 | 43.91 |

# Revenue Mix by Service Type

| | Fiscal 2016 | | | | | Fiscal 2017 | | | | | Fiscal 2018 | | | | | Fiscal 2019 | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Q1 | Q2 | Q3 | Q4 | FY | Q1 | Q2 | Q3 | Q4 | FY | Q1 | Q2 | Q3 | Q4 | FY | Q1 | Q2 |
| Customer Service | 49.6% | 49.7% | 50.2% | 47.8% | 49.0% | 50.2% | 51.7% | 48.2% | 47.7% | 48.4% | 51.1% | 51.8% | 50.6% | 50.3% | 50.7% | 51.7% | 52.0% |
| Sales | 16.4% | 16.3% | 15.3% | 17.2% | 16.6% | 16.3% | 18.8% | 17.2% | 17.6% | 16.8% | 18.1% | 18.0% | 18.3% | 18.5% | 17.7% | 17.0% | 16.9% |
| Collection | 10.2% | 10.0% | 9.4% | 10.0% | 10.1% | 9.5% | 8.6% | 8.1% | 7.9% | 8.8% | 7.3% | 7.5% | 8.2% | 8.8% | 8.2% | 7.9% | 7.8% |
| Back Office | 10.5% | 10.1% | 11.2% | 11.7% | 10.8% | 11.2% | 8.3% | 13.7% | 13.8% | 12.9% | 12.0% | 12.2% | 13.1% | 12.5% | 12.9% | 12.8% | 12.3% |
| Technical Support | 9.6% | 9.4% | 9.6% | 9.2% | 9.4% | 8.7% | 9.0% | 8.4% | 8.7% | 9.1% | 7.7% | 6.9% | 6.3% | 6.3% | 6.9% | 6.7% | 7.1% |
| Others | 3.7% | 4.5% | 4.3% | 4.1% | 4.1% | 4.1% | 3.6% | 4.4% | 4.3% | 4.0% | 3.8% | 3.7% | 3.5% | 3.6% | 3.6% | 3.9% | 3.9% |
| **Total** | **100.0%** | **100.0%** | **100.0%** | **100.0%** | **100.0%** | **100.0%** | **100.0%** | **100.0%** | **100.0%** | **100.0%** | **100.0%** | **100.0%** | **100.0%** | **100.0%** | **100.0%** | **100.0%** | **100.0%** |

# Number of Workstations and Delivery Centers

| | Number of Work Stations | | Number of Service Delivery Centers [1] | |
|---|---|---|---|---|
| | Q2 2019 | Q2 2018 | Q2 2019 | Q2 2018 |
| **Brazil** | **49,592** | **49,770** | **34** | **35** |
| **Americas** | **37,579** | **38,143** | **50** | **51** |
| Argentina [2] | 4,474 | 4,376 | 12 | 12 |
| Central America [3] | 2,510 | 2,389 | 4 | 4 |
| Chile | 2,829 | 2,612 | 4 | 3 |
| Colombia | 8,731 | 8,738 | 9 | 10 |
| Mexico | 9,319 | 9,454 | 15 | 15 |
| Peru | 8,513 | 9,060 | 3 | 4 |
| United States [4] | 1,203 | 1,514 | 3 | 3 |
| **EMEA** | **5,344** | **5,490** | **15** | **15** |
| Spain | 5,344 | 5,490 | 15 | 15 |
| **Total** | **92,515** | **93,403** | **99** | **101** |

Notes:
(1) Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.
(2) Includes Uruguay.
(3) Includes Guatemala and El Salvador.
(4) Includes Puerto Rico.

# Glossary of Terms

- Adjusted EBITDA – EBITDA adjusted to exclude the acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees and other items which are not related to our core results of operations.

- Adjusted EBITDA margin – Adjusted EBITDA excluding special items/operating revenue.

- Adjusted net income (loss) – net loss which excludes corporate transaction costs, asset dispositions, asset impairments, the revaluation of our derivatives and foreign exchange gain (loss), and net income or loss attributable to non-controlling interests and debt extinguishment.

- Operating Cash Flow: Net Cash flow from/(used in) operating activities (as per 6K) adding back net interest and income tax expense.

- Free cash flow before interest and acquisitions – We define Free Cash flow before interest and acquisitions as operating cashflow minus Capex payments and income tax expense.

- Liquidity – cash and cash equivalents and undrawn revolving credit facilities.